Exhibit 99.70

FORM 13-502F1 CLASS 1AND CLASS 3B REPORTING ISSUERS-PARTICIPATION FEE Title: Chief Financial Officer Reporting Issuer Name: Largo Resources Ltd. End date of previous financial year: December 31, 2020 D Class 3B reporting issuer Type of Reporting Issuer: Class 1 reporting issuer Highest Trading Marketplace: _T_S_X ......, (refer to the definition of "highest trading marketplace" under OSC Rule 13-502 Fees) Market value of listed or quoted eauity securities: (in Canadian Dollars-refer to section 7.1 of OSC Rule 13-502 Fees) Equity Symbol LGO 1•t Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees) 01/01/20 to 31/03/20 -------Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $0.7 (i) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 562,975,760 (ii) $_3_94-'-,0_8--'3,_03_2 (A) Market value of class or series (i) X (ii) lad Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees) 01/04/20 ----to 30/06/20 MANAGEMENT CERTIFICATION I, Emest Cleave an officer of the reporting issuer noted below have examined this Form 13-502Fl (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. (s) wEmest CleavewMarch 11, 2021 Name: Emest CleaveDate:

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $.....;;0,;.;;;.8....;_4 (iii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period _5_63....:..,7_8_1..:..1..,_6_0 (iv) Market value of class or series (iii) x (iv) $473,576,174.40 (B) 3rd Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period'' under OSC Rule 13-502 Fees) 01/07/20 to 30/09/20 -------Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $ 1.1 (v) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 563,781,160 (vi) Market value of class or series (v) x (vi) $_6_20....:..1.,_5 ,9,'--27_6 (C) 4th Specified Trading Period (ddlmm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 Fees) to 31/12/20 01/10/20 -------Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 1.38 (vii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 587,789,389 (viii) (vii) X (viii) $811,149,356.82 Market value of class or series (D) Specified Trading Period (dd/mm/yy) (if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 Fees) to-------Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace s. (ix) (x) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$574,741,959.81 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*)

$N/A **(2)**

(Provide details of how value was determined)

Capitalization for the previous financial year (1) + (2) $574,741,959.81

Participation Fee $40,950
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 *Fees*, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 *Fees*, select the participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-502 *Fees*)

$N/A

Total Fee Payable
(Participation Fee plus Late Fee) $40,950